Exhibit 2.1

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this "Agreement"), is dated as of February 16, 2016, and is between, Link Media Wisconsin, LLC, a Wisconsin limited liability company ("Buyer"), Jag, Inc., a Wisconsin corporation ("Seller"), and Jane Sweasy ("Sweasy").
WITNESSETH:
WHEREAS, Seller is engaged in the business of outdoor billboard advertising, among other businesses, which include, but are not limited to the design, manufacture, and install of commercial signs (the "Business");
WHEREAS, Sweasy is the sole voting shareholder of Seller, and desires that Seller enter into this Agreement; and
WHEREAS, Seller desires to sell, and Buyer desires to purchase, all of the assets of Seller used in the Business subject only to certain liabilities to be assumed by Buyer, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing initial paragraph and recitals, and the representations, warranties, covenants, agreements, conditions and indemnities contained in this Agreement, and intending to be legally bound, the Seller and Buyer agree as follows:
ARTICLE 1
 CLOSING
1.1            Closing.    Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") will take place concurrently with the execution of this Agreement, or at such other date as the parties shall agree.  The time and date on which the Closing is actually held is referred to herein as the "Closing Date."  All transactions which are to take place at the Closing shall be deemed to take place simultaneously, and no document or certificate shall be deemed to have been delivered until all transactions are completed and all documents are delivered.  Title to, ownership of, control over and risk of loss of the Assets shall pass to Buyer effective as of 12:01 a.m. on the day immediately following the Closing Date unless provided otherwise herein.
ARTICLE 2
 ASSETS PURCHASED
2.1            Assets.    Subject to the conditions set forth in this Agreement, Buyer shall purchase and acquire, and Seller shall sell, convey, assign, deliver and transfer to Buyer at the Closing, free and clear of any and all liens, pledges, mortgages, security interests, claims or encumbrances of any kind, all of Seller's right, title and interest in and to all of the assets of the Business (the "Assets"), including, without limitation:
(a)
The fully erected billboard structures in the State of Wisconsin, constituting all billboard structures used by Seller in operation of the Business, which are hereby identified by Seller on Schedule 2.1(a) attached hereto (the "Billboard Structures").

(b)
All permits, licenses and other governmental authorizations of every kind issued to Seller or held by Seller relative to the operation of the Billboard Structures and the Business, which are hereby identified by Seller on Schedule 2.1(b) attached hereto (the "Permits").

(c)
All replacement parts and components (including, without limitation, unused "Vinyls") relating to the Business and all LED and other digital screens attached or connected to Billboard Structures, whether in the possession of Seller, in transit, in storage or in the possession of any third parties, and all warranties, licenses, releases and agreements, if any, express or implied, existing for the benefit of Seller in connection therewith as of the Closing.

(d)
All rights of Seller under all contracts, leases, and other agreements related to the Business or the Billboard Structures, including those set forth on Schedule 2.1(d) attached hereto (the "Contracts"), all of the Contracts that represent site leases owned by Seller or its affiliates, related parties or family members (the "Site Leases"), and all advertising Contracts of the Business;

(e)	All accounts receivable related to the Business.
(f)
All rights of Seller to the intangible property used in the Business (the "Purchased Business Intellectual Property"), including without limitation, all software related to LED and other digital screens attached to Billboard Structures and all other proprietary software used in the Business, all trademarks and trade names, logos, trademark and trade name registrations associated with the Business, all domain names and access to and control of all social media accounts, servicemark and servicemark registrations, all copyrights, copyright registrations, and the applications therefor, and the goodwill appurtenant to the Business..

(g)
All customer lists, vendor lists, purchase history, data bases, catalogues, brochures, art work, sales literature, promotional material and other selling material used in the Business, whether in hard copy or electronic format.

(h)
All of the following related to the Business:  all technical information, trade secrets, "know how" or other confidential information; and all other information, including but not limited to the following papers and records which are in Seller's care, custody or control or otherwise available to it:  all blueprints, building specifications and "as built" plans;  all construction plans, all environmental analyses, studies, monitoring and test records, and reports; all plats and surveys of real property; and all plans and designs of buildings, structures, fixtures and equipment.  All other business files will be retained by Seller.  Seller has made or will make available to Buyer such business records as are reasonably required for the orderly continuation of the Business after the Closing as requested by Buyer from time to time.

(i)	All vehicles used in the Business, as set forth on Schedule 2.1(i); and
(j)	All of the easements owned by Seller as set forth on Schedule 2.1(j) (the "Easements").
(k)	All pre-paid expenses, dues, memberships, or other assets.
(l)	All machinery, supplies, vehicles, and other assets used in the Business' design, manufacture, and install of commercial signs.

(m)	All directional signs.
2.2            Excluded Assets.  Seller shall retain all right, title and interest in and to, and Buyer shall not acquire any ownership or other rights or obligations in or to (the "Excluded Assets"):
(a)	Seller's bank account and cash in the Business;
(b)	The franchise to be a corporation, corporate seal, minute books, stock of Seller held in treasury, stock books and any other records relating to the corporate organization or capitalization of Seller;
(c)	All defenses, rights of set off and counterclaims arising out of or relating to any of the Retained Liabilities;
(d)	Insurance policies and amounts payable to Seller under pending claims;
(e)	[intentionally blank]
(f)	The Owned Real Property, as defined in Section 4.13(a);
(g)	Tax refund claims; and
(h)	The assets set forth on Schedule 2.2(h).
2.3            Assumption of Liabilities.  At the Closing, Buyer shall assume (a) trade accounts payable which are included in the calculation of the Closing Working Capital; and (b) such other obligations, commitments and liabilities of Seller that relate to the Assets and the Business, to the extent such obligations, commitments, and liabilities accrue in the ordinary course of business after the Closing Date, and are attributable to events occurring for the periods subsequent to the Closing Date (the "Assumed Liabilities").  Except for the Assumed Liabilities, Buyer shall not assume any liabilities of Seller, including liabilities relating to Seller's ownership or operation of the Business or the Assets on or prior to the Closing Date (collectively, the "Retained Liabilities").
ARTICLE 3
 PURCHASE PRICE AND CLOSING PAYMENTS
3.1            Purchase Price.     In consideration for the purchase and sale of the Assets, Buyer shall pay to Seller an amount at Closing of Six Million Nine Hundred and Fifty Four Thousand Two Hundred and Forty Six Dollars and One Cent, ($6,954,246.01), to be paid in accordance with Section 3.2, (the "Purchase Price").
3.2            Closing Payments.  At the Closing, Buyer shall make the following payments:
(a)	Buyer shall wire an amount equal to $780,634.43 to Bank of Luxemburg to pay in full all of Seller's indebtedness, as set forth on Schedule 3.2(a) (the "Indebtedness").
(b)	Buyer shall wire an amount equal to $687,500 to Kalil & Co., Inc., as the escrow agent (the "Escrow Agent" and such amount the "Escrow Amount").
(c)	Buyer shall pay the remainder of the Purchase Price to Seller by wire of immediately available funds to an account or accounts designated in advance by Seller.

3.3            Working Capital Adjustment.
(a)
Schedule 3.3 sets forth the Seller's good faith best estimate of the working capital of the Business as of the Closing (the "Closing Working Capital") and the methodology on which the Closing Working Capital was calculated.  The parties acknowledge and agree that the Purchase Price was determined in part by taking into account such Closing Working Capital calculation.  Accordingly, if, within 30 days following the Closing, Buyer, based on its own calculations of the Closing Working Capital, using the same methodology set forth on Schedule 3.3, objects to all or part of the Closing Working Capital calculation as delivered by Seller, Buyer may deliver to Seller written notice of such objections ("Buyer's Objection Notice").  If Buyer delivers Buyer's Objection Notice to Seller within such 30-day period, Seller shall have 15 days after the date Seller receives Buyer's Objection Notice to object to Buyer's objections by delivering a written notice of objection ("Seller's Objection Notice") to Buyer.  If Seller does not deliver Seller's Objection Notice to Buyer within such 15 day period, Seller shall be deemed to have accepted Buyer's objections to the Closing Working Capital calculation.  If Seller does deliver Seller's Objection Notice to Buyer within such 15 day period, Buyer and Seller shall use reasonable best efforts to resolve all objections relating to the Closing Working Capital calculation.  If Buyer and Seller do not reach a final resolution of all such objections within 30 days after delivery of all objections, Buyer and Seller shall submit all unresolved objections to Clifton Larson Allen LLP (the "WC Arbitrator") for resolution. The WC Arbitrator's decision shall be rendered 30 days after submittal.  The determination of the WC Arbitrator shall be set forth in writing and shall be conclusive and binding upon Buyer and Seller.  The Closing Working Capital calculation shall be revised appropriate to reflect the resolution of any such objections among the parties or by the WC Arbitrator (such final Working Capital calculation, the "Final Working Capital").

(b)
In the event Buyer and Seller submit any unresolved objections to the Closing Working Capital calculation to the WC Arbitrator for resolution as provided herein, Seller and Buyer shall each pay 50% of the fees and expenses of the WC Arbitrator.

(c)
Based on the calculation of Closing Working Capital determined in accordance with Section 3.3(a): (i) if the Closing Working Capital is less than the Final Working Capital (the amount of such deficiency referred to as the "Working Capital Deficiency"), Seller shall be obligated to pay to Buyer an amount equal to the Working Capital Deficiency; (ii) if the Closing Working Capital is greater than Final Working Capital (the amount of such excess referred to as the "Working Capital Excess"), Buyer shall be obligated to pay to Seller an additional amount equal to the Working Capital Excess; or (iii) if the Closing Working Capital is equal to the Final Working Capital there shall be no adjustment made. Any amounts owed under this Section 3.3(c) shall be paid within three business days after the date on which the Final Working Capital is determined.  Buyer agrees that any fees or expenses of the WC Arbitrator or Working Capital Deficiency may be distributed from the Escrow Account.

3.4            Escrow.  The Escrow Amount shall be held by the Escrow Agent and distributed in accordance with the terms of an escrow agreement substantially in the form of Exhibit A to be entered into by Seller, Buyer and the Escrow Agent at Closing (the "Escrow Agreement").
3.5            Deliveries by Seller at Closing.  At Closing, Seller shall deliver the following to Buyer, executed by Seller, Sweasy, or other parties as applicable:

(a)
(i)  A bill of sale, (ii) title transfer documents with respect to the vehicles set forth on Schedule 2.1(i), and assignment and (ii) such further documents or instruments of assignment, conveyance, transfer or confirmation as may be necessary or desirable to effectively transfer the Purchased Assets to Buyer, each in form and substance satisfactory to Buyer and Seller.

(b)	Third party consents contemplated by Section 4.1 and set forth on Schedule 4.1.
(c)
A Noncompetition, Nonsolicitation, Noninterference and Confidentiality Agreement from each of Seller and Sweasy in form and substance satisfactory to Buyer, Seller, and Sweasy (collectively, the "Noncompetition Agreements").

(d)
A new lease with respect to each Billboard Structure listed on Schedule 4.13(b), and a Site Lease for each other Billboard Structure, each in a form and substance satisfactory to Buyer and Seller (the "Billboard Leases").

(e)	Employment or consulting agreements with each of the following individuals, in a form and substance satisfactory to Buyer (the "Employment Agreements"): Jane Sweasy and Eric Dean.
(f)	A Secretary's Certificate in form and substance satisfactory to Buyer.
(g)	A Compliance Certificate in a form and substance satisfactory to Buyer.
(h)	Tax clearance certificates for Seller for each of the following jurisdictions: the State of Wisconsin.
(i)	Any applicable sales tax exemption or resale certificates.
(j)	Certificates of good standing for each jurisdiction in which Seller is qualified to do business.
(k)	The Escrow Agreement.
(l)	A lease for the Business' principal place of business, by and between Seller as landlord, and Buyer as tenant, in the form substantially in the form of Exhibit B (the "Office Lease").
3.6            Deliveries/Payments by Buyer at Closing.  At Closing, except as otherwise indicated below, Buyer shall execute, pay or deliver the following to Seller:
(a)	Payment of the Purchase Price in accordance with Section 3.2.
(b)	An instrument of assumption in form and substance satisfactory to Seller
(c)	A Compliance Certificate in a form and substance satisfactory to Seller.
(d)	The Employment Agreements, in a form and substance satisfactory to Seller.
(e)	The Escrow Agreement.
(f)	The Office Lease.

(g)	The Billboard Leases.
ARTICLE 4
 REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Buyer as follows:
4.1            Authority Relative to this Agreement.    Seller and Sweasy have the full power and authority to execute and deliver this Agreement and all other agreements and instruments contemplated to be executed and delivered by Seller and Sweasy hereunder (the "Additional Agreements"), and to consummate the transactions and to discharge its obligations contemplated hereby and thereby.  Except as set forth on Schedule 4.1, none of Seller or Sweasy are required to give any notice to, make any filing with or obtain any authorization, consent or approval of any individual, entity or organization, or governmental or other authority (collectively, a "Person") in order for Seller to consummate the transactions contemplated by this Agreement.
4.2            Agreement Binding.   The Agreement has, and the Additional Agreements have been, or will, by Closing, be duly and validly executed and delivered by Seller and Sweasy, and assuming due and valid execution and delivery by Buyer and the other parties thereto, constitute a legal, and binding obligation of Seller and Sweasy enforceable against Seller and Sweasy in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting the rights of creditors generally, and subject to general principles of equity.  All actions or proceedings required to be taken by or on the part of Seller to authorize and permit the execution and delivery by Seller of this Agreement and the Additional Agreements have been duly and properly authorized and approved by Seller's board of directors and shareholders.
4.3            Organization.  Seller is duly organized, validly existing and in good standing under the laws of the State of Wisconsin.  Seller is duly qualified to carry on its business as now conducted and is in good standing in each of the jurisdictions in which the ownership or leasing of the Assets or the conduct of its business requires such qualification, except where such failure to be so qualified or in good standing has not caused, or would not reasonably be expected to cause, a material adverse effect to the condition (financial or otherwise), properties, assets (including Assets), liabilities, business, operations, results of operations or prospects of Seller or the Business (a "Material Adverse Effect").  Seller has full power and authority to own or lease and to operate and use the Assets and to carry on the Business as previously conducted, as now conducted and as presently proposed to be conducted.
4.4            Licenses and Authorizations.    Except as set forth on Schedule 4.4, the Assets include all Permits and land owner leases that are owned or otherwise held by Seller as of the date hereof and which are required to operate the Business in a manner substantially equivalent to the manner as it has been conducted prior to the date of this Agreement.  All such Permits and leases are in full force and effect, and all state and local renewal fees of all Permits which came due prior to the Closing Date are paid in full.  The Permits are in the name of the Seller and are freely transferable to Buyer.  Seller is in compliance with the terms of all Permits and leases, and no loss or expiration of any Permit is pending, or to the knowledge of Seller, threatened.  Schedule 2.1(b) is a true and complete list of all Permits.
4.5            Contracts and Arrangements.
(a)
Seller has furnished Buyer with true and complete copies of all Contracts and Permits, tax certificates, plans for structures, customer warranties, and all unused "Vinyls" for current or future advertisers pertinent to Billboard Structures included within the Assets.  Schedule 2.1(d) is a true and complete list of all Contracts.

(b)
Except as set forth on Schedule 4.5(b), each of the Contracts is in full force and effect and is the legal, valid and binding obligation of Seller as party thereto, and on the Closing Date shall be delivered free and clear of all security interests, mortgages, deeds of trust, pledges, conditional sales agreements, charges options, liens or other adverse claims or encumbrances.  Seller is not in default under any Contract, and to the knowledge of Seller, no other party to any Contract is in breach or default thereunder and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the part of Seller or any other party thereunder.  No party to any of the Contracts has exercised any termination rights with respect thereto, and no party has given notice of any significant dispute with respect to any Contract.

4.6            Title and Sufficiency.    Seller owns and has good and valid title to all of the Assets, and has the unrestricted power and right to sell, assign and deliver the Assets.  Seller shall transfer such title to Buyer on the Closing Date, free and clear of all security interests, mortgages, deeds of trust, pledges, conditional sales agreements, charges, options, liens or other adverse claims or encumbrances, except for liens for taxes not yet due and payable.  The Assets include all of the assets necessary to permit Buyer to conduct the Business after the Closing in a manner substantially equivalent to the manner as it has been conducted prior to the date of this Agreement.  Schedule 2.1(a) is a true and complete list of all Billboard Structures.
4.7            Litigation and Compliance with Laws.
(a)
Seller has not been operating under, is not subject to, nor in default with respect to, any order, writ, injunction, judgment or decree of any court or federal, state, or local governmental authority or agency, in any way related to the Assets or the Business.  Seller has complied in all material respects with all federal, state and local laws, statutes, rules, regulations and other legal requirements which are applicable to the Assets or the Business.

(b)
No litigation or proceeding by or before any court or governmental agency related to the Assets or the Business is pending or threatened, nor, to Seller's best knowledge, is there any basis for such claims; and no federal, state or local governmental administrative proceeding or investigation is pending or threatened, nor, to Seller's best knowledge, is there any basis therefor.

4.8            No Conflict.  The execution, delivery and performance by Seller of this Agreement and the Additional Agreements and the consummation by Seller of the transactions contemplated hereby and thereby will not (a) result in a breach or violation of any of the provisions of Seller's governing documents or instruments; (b) violate, in any material respect, any order or legal requirement applicable to Seller or any Asset; (c) revoke, suspend or modify any Permit; or (d) violate or conflict with, in any material respect, or result in a breach of or constitute (with notice or lapse of time, or both) an occurrence of a default under any provision of, result in the acceleration or cancellation of any obligation under, give rise to any claim, give any third party additional rights or compensation under or give rise to any right by any party to terminate or amend its obligations under, any agreement or instrument to which Seller is a party or by which it or the Assets are bound, or result in the creation of any lien or encumbrance upon the Assets.

4.9            Financial Statements; Accounts Receivable.
(a)
Seller has delivered to Buyer the unaudited balance sheet of Seller as of December 31, 2014 and December 31, 2015 and the related statements of income and cash flow for the fiscal years of Seller ended on such dates (the "Financial Statements"). The Financial Statements are consistent with the books and records of Seller (which, in turn, are accurate and complete in all material respects).  Except as set forth on Exhibit 4.9(a), the Financial Statements were prepared in accordance with United States generally accepted accounting principles, and present fairly the financial condition and operating results of Seller as of the dates and during the periods indicated therein.  Except as set forth on Exhibit 4.9(a), Seller has no liability of any nature (whether accrued, absolute, determined, determinable, contingent or otherwise), and Seller has no knowledge of any existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, except those liabilities specifically reflected or reserved in the Financial Statements.

(b)
Schedule 4.9(b) sets forth the true and correct amount of accounts receivable of the Business as of the Closing Date (the "Accounts Receivable").  The Accounts Receivable represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business consistent with past practices.  The Accounts Receivable are current and collectible, subject to historical allowances or reserves for doubtful accounts or bad debt.

4.10            Changes. Since December 31, 2015, the date of the most recent Financial Statements, there have been no events or circumstances of any kind that have had or could reasonably be expected to result in a Material Adverse Effect.
4.11            Taxes.  All tax returns required to be filed by or on behalf of Seller on or before the Closing Date have or will have been duly and timely filed with the appropriate taxing authority in all jurisdictions in which such tax returns are required to be filed, and all such tax returns are true, complete and correct in all material respects; and all taxes of Seller (or that Seller has any obligation to pay, pursuant to a Contract or otherwise) have been fully and timely paid. Seller has complied in all material respects with all applicable legal requirements relating to the payment and withholding of taxes and has duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over under all applicable legal requirements.  There are no liens for taxes upon the Assets.
4.12            Environmental Matters.
(a)
With respect to the Business, Seller has complied with and is in compliance in all material respects with all applicable Environmental and Safety Requirements and has no liabilities, including existing corrective, investigatory or remedial obligations arising under applicable Environmental and Safety Requirements or, to the knowledge of Seller, pending or threatened corrective, investigatory or remedial obligations arising under applicable Environmental and Safety Requirements. Seller has not received any oral or written notice, report or information regarding any actual or alleged violation of Environmental and Safety Requirements or any liabilities or potential liabilities relating to it or its facilities arising under Environmental and Safety Requirements. Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance (including any hazardous substance) or owned, occupied or operated any facility or property in a manner that has given or could give rise to any liabilities pursuant to any Environmental and Safety Requirements.

(b)
For the purposes hereof, "Environmental and Safety Requirements" means all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, radiation or radon), each as amended and as now or hereafter in effect.

4.13            Real Property; Affiliated Real Property.
(a)
All real property owned by Seller is set forth on Schedule 4.13(a) (the "Owned Real Property").  To the extent the Billboard Structures are not considered real property, Seller does not own or lease any real property other than the Owned Real Property.

(b)
Schedule 4.13(b) sets forth all Billboard Structures that are on real property owned by an affiliate, related party, or family member of Seller, or any shareholder of Seller, and any Contracts between the Seller and any such persons.

(c)	Schedule 4.13(c) contains true, correct and complete lists of the Site Leases that are used in connection with the Business.
(d)
Each of the Site Leases is in full force and effect, and Seller is not, and to Seller's knowledge, no other party is in default under any Site Lease.  The transfer of the Site Leases to Buyer will not conflict with, result in a breach of, or constitute a default under any Site Lease.

(e)
The Site Leases provide access to the Billboard Structures and site locations to be acquired from Seller hereunder, including without limitation, all rights of ingress, egress and access which are necessary to operate the Billboard Structures for the term of the respective occupancy rights related to a particular site location.  Except as set forth on Schedule 4.13(e), the Site Leases are not subject to any suit for condemnation or other taking by any public authority.

(f)	Seller has not provided any lessor or owner thereof with a letter pursuant to which Seller has stated it will remove the Billboard Structures(s) but has not yet removed such Billboard Structures(s).
4.14            Intellectual Property.
Seller has all right, title and interest in and to and is the sole and exclusive owner of (free and clear of any Liens), all the Purchased Business Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Purchased Business Intellectual Property is being used.  No claims with respect to the ownership of, or otherwise questioning Seller's rights to, any of the Purchased Business Intellectual Property have been asserted or threatened by any third party nor are there any valid grounds for any such claim. To the knowledge of Seller, the conduct of the Business has not infringed, misappropriated or conflicted with any patents, trademarks, copyrights, trade secrets or other intellectual property of any third party.  To the knowledge of Seller, no third party is infringing, diluting, misappropriating, or otherwise violating or engaged in the unauthorized use of any of the Purchased Business Intellectual Property, including any employee or former employee of Seller.

4.15            Employee Matters.  Set forth on Schedule 4.15 is a complete and accurate list of the following information for each employee of Seller: name, job title, date of hire, current compensation paid or payable and any change in compensation during the last 12 months, vacation accrued and unused personal time (i.e., vacation, sick, paid time off), and service credited for purposes of vesting or eligibility to participate under any employee benefit plans maintained by Seller.  Except as set forth on Schedule 4.15, no employee of Seller has been granted the right to continued employment by Seller or to any material compensation following termination of employment with Seller. All employees of Seller working in connection with the Business have been or will have been, on or before the Closing Date, paid in full by Seller for all earned wages, salaries, commissions, bonuses and other compensation for all services performed by such employees up to and including the Closing Date. There are no claims, disputes or controversies pending or threatened involving any employee or group of employees of Seller. Seller has complied in all material respects with all legal requirements related to the employment of its employees, including provisions related to wages, hours, leaves of absence, equal opportunity, occupational health and safety, workers' compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other taxes. Seller has no liability under any legal requirements related to employment and attributable to an event occurring or a state of facts existing prior to the Closing Date.
4.16            Insurance.  Seller maintains insurance policies relating to the Assets and the Business insuring against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practice.  There is no claim by Seller pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.  Seller is not in material default thereunder, all premiums and other payments due thereunder have been paid, and all claims thereunder have been filed in due and timely fashion.  Set forth on Schedule 4.16 is a complete list of Seller's insurance policies in the last twelve months, and all such insurance policies are currently in full force and effect.
4.17            Brokers.  Except for Kalil & Co., Inc., no broker or finder has been engaged by Seller or Sweasy in connection with the transactions contemplated by this Agreement and no broker or finder will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement.  Seller is responsible for all fees and commissions payable to Kalil & Co., Inc. in connection with the transactions contemplated by this Agreement.
4.18            Full Disclosure.  To Seller's knowledge, no representation, warranty, covenant or agreement made by Seller or Seller's Owner in this Agreement or in any Additional Agreements contains or will contain any false or misleading statement of a material fact, or omits any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.
ARTICLE 5
 REPRESENTATIONS AND WARRANTIES OF BUYER
           Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

5.1            Authority Relative to this Agreement.    Buyer has the full power and authority to execute and deliver this Agreement and any Additional Agreements to which it is a party, and to consummate the transactions and to discharge its obligations contemplated hereby and thereby.  Buyer is not required to give any notice to, make any filing with or obtain any authorization, consent or approval of any Person in order for Seller to consummate the transactions contemplated by this Agreement.
5.2            Agreement Binding.    This Agreement has, and the Additional Agreements have, been duly and validly executed and delivered by Buyer and assuming due and valid execution and delivery by Seller, constitute a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with their terms, except as enforcement may be limited by applicable bankruptcy insolvency or similar laws affecting the rights of credits, generally, and subject to general principles of equity.  All actions or proceedings required to be taken by or on the part of Buyer to authorize and permit the execution and delivery by Buyer of this Agreement and the Additional Agreements have been duly and properly authorized and approved by Buyer's board of directors and the requisite majority of Buyer's members.
5.3            Organization and Good Standing.  Buyer is duly organized, validly existing and in good standing under the laws of the state of Wisconsin.
ARTICLE 6
 COVENANTS
Buyer and Seller covenant and agree as follows:
6.1            Tax Matters.
(a)
All personal property taxes and similar ad valorem obligations levied with respect to the Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between the respective Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the "Pre-Closing Period") and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the "Post-Closing Period").  Seller shall be responsible for its proportionate share of any such taxes that are attributable to the Pre-Closing Period and Buyer shall be liable for its proportionate share of any such Taxes that are attributable to the Post-Closing Period.

(b)
Seller shall prepare or cause to be prepared and file or cause to be filed all tax returns relating to taxes arising out of the operation of the Business or the ownership of the Assets with respect to any Pre-Closing Period, which are now due and payable.  All such tax returns shall be prepared in accordance with past custom and practice, except to the extent otherwise required by applicable legal requirements.  Buyer shall pay to Seller promptly upon demand all personal property taxes and similar ad valorem obligations levied with respect to the Assets with respect to any Post-Closing Period included in any such tax return for which Buyer is responsible pursuant to this Agreement.

(c)
Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business or the Assets as is reasonably necessary for the filing of all tax returns, the making of any election relating to taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claims, suit or proceeding relating to any tax.  Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.

(d)
All use, value-added, gross receipts, excise, registration, stamp duty, sales, transfer or other similar taxes or governmental fees ("Transfer Taxes") imposed, levied or payable by reason of the signing of this Agreement and by reason of the transfer of assets contemplated hereby shall be paid in their entirety by Seller.  Each of Buyer and Seller agrees to cooperate with the other party to the extent reasonably requested by such other party and legally permitted to minimize any Transfer Taxes.

6.2            Employment Matters.
(a)
At or prior to the Closing, Seller shall pay any and all obligations to any of its employees with respect to any periods before the Closing including any obligations arising out of, or provided by, employee benefit plans maintained by Seller.  Buyer shall have no obligation to employ any of Seller's employees and is assuming no liabilities with respect to Seller's employees or Seller's employee benefit plans.  Any employee of Seller who is subsequently employed by Buyer on or after the Closing Date shall be a "new employee" of Buyer, and shall be employed on an "at-will" basis, and any prior employment by Seller of such employee shall not affect entitlement to, or the amount of, salary or other cash compensation, current or deferred, or any benefits, which Buyer may make available to its employees.

(b)	Seller, at its cost and expense, shall train Buyer's representatives in the use and programming of the computer software utilized by the Business.
6.3            Confidentiality.   Seller and Sweasy hereby agree that for a period of five (5) years from the Closing, neither party shall disclose or make use of, and each party shall use its best efforts to cause all of its affiliates, successors, assigns, officers, directors, employees and representatives not to disclose or make use of, any knowledge,  information or documents of a confidential nature or not generally known to the public with respect to Assets, the Business or Buyer, its affiliates or their respective businesses, except to the extent that such knowledge, information or documents shall have become public knowledge other than through improper disclosure by Seller or Sweasy.
6.4            Transfer of Contracts.
(a)
To the extent that the delivery by Seller on or prior to the Closing Date of all documentation necessary to assign, transfer, convey and deliver the Contracts and Permits to Buyer was not possible, Seller agrees to use its best efforts following the Closing Date to deliver to Buyer as promptly as practicable, but in any case no later than ninety (90) days following the Closing Date, all assignments and other instruments of transfer or conveyance as may be necessary to evidence and effect the assignment, transfer, conveyance and delivery to Buyer of any such Contracts or Permits not otherwise assigned, transferred, conveyed and delivered on or prior to the Closing Date.  To the extent that any approvals, authorizations, waivers, consents or releases necessary for the transfer of any Contract or Permit shall not have been obtained, Buyer shall be deemed Seller's agent for purpose of completing, fulfilling and discharging all of Seller's obligations and liabilities under any such Contract or Permit, and the parties shall take all commercially reasonable steps and actions to the extent permitted by law to provide Buyer with the benefits of any such Contract or Permit and, to relieve Seller of the performance and other obligations and liabilities thereunder.

.
(b)
To the extent not completed prior to Closing, as promptly as practicable following the Closing Date, but no later than sixty (60) days thereafter, Seller shall take all actions necessary to transfer all accounts of customers of the Business to Buyer.  Schedule 6.4(c) attached hereto contains a list of all customer Contracts and accounts related to the Business, setting forth all future revenues, all outstanding accounts receivable and all other payments due under such Contracts and accounts with respect to the period subsequent to the Closing Date ("Future Payments").  All revenues of the Business after the Closing Date (whether related to future revenue or to existing accounts receivable) shall belong to and shall be the sole and exclusive property of Buyer.  Seller shall immediately deliver, transfer and assign to Buyer, without additional consideration, any cash, cash equivalents or property received by Seller relating to the operation or ownership of the Business or the Assets after the Closing Date.  After the Closing Date, Buyer shall have the right and authority to endorse without recourse the name of Seller or the Business on any check or any other evidence of indebtedness received by Buyer on account of the operation or ownership of the Business or the Assets after the Closing Date.

6.5            Name Change of Seller.  At and following Closing, Seller shall take all action which may be necessary to change Seller's name after the Closing Date to a name bearing no similarity to "Jag" or any intellectual property of Seller included in the Assets.
6.6            Release of Liens Related to Seller's Indebtedness.  At and following Closing, Seller shall take all actions necessary to cause all liens encumbering the Assets related to Seller's indebtedness, if any, to be released as soon as possible and shall deliver to Buyer evidence of the same which shall be acceptable to Buyer in its sole and absolute discretion.
6.7            Further Assurances; Cooperation; Access to Information.  From time to time following the Closing, Seller, Sweasy, and Buyer shall, and shall cause their respective affiliates, officers and employees to, execute, acknowledge and deliver all such other instruments, and shall take such further actions, as may be necessary or appropriate to carry out the transactions contemplated by this Agreement.  If following the Closing, Seller or Sweasy receives any payment, payment instrument, invoice or notice related to the Assets, then Seller or Sweasy shall forward such payment, payment instrument, invoice or notice to Buyer as promptly as practicable (and in no event later than seven (7) days after such receipt).  If Buyer so requests following the Closing, Seller and Sweasy shall execute and deliver certifications regarding its prior operation of the Business, as may be required by Buyer's auditors in connection with the completion of financial statements for the Business.  In addition, following Closing, Seller shall, at Buyer's cost, (a) afford Buyer and its representatives and agents full and free access to and the right to inspect all of Seller's records related to the operation of the Business prior to Closing; (b) furnish Buyer and its representatives with such financial, operating and other data and information related to the operation of the Business prior to Closing as Buyer or any of its representatives may reasonably request; and (c) cooperate fully with Buyer in assisting Buyer and its representatives in responding to and processing any and all reports, audits, disclosures, or filings that may be required of, or deemed advisable by, Buyer or its affiliates in connection with the transactions contemplated hereby, including those that may be required by the Securities and Exchange Commission.

ARTICLE 7
 INDEMNIFICATION AND REMEDIES
7.1            Survival.    The representations, warranties, covenants, and agreements of Seller and Buyer contained in or made pursuant to this Agreement shall be deemed to have been made on the Closing Date and shall survive the Closing.  All of the representations and warranties of Seller contained in ARTICLE 4 and of Buyer contained in ARTICLE 5 shall survive the Closing for a period of eighteen (18) months after the Closing Date (and no claim for indemnity under this ARTICLE 7 with respect thereto may be first made after such period); provided that the representations in Sections 4.1, 4.2, 4.3, 4.6, 5.1 and 5.2 shall survive indefinitely; and provided, further, that claims for indemnity arising out of any fraud or intentional misrepresentation by a party hereunder (or allegations thereof) shall not be subject to the survival limitations set forth herein.
7.2            Indemnification by Seller.    After the Closing, Seller shall indemnify and hold Buyer harmless from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, diminution of value, penalties, fines, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, costs, expenses and fees, including court costs and reasonable attorneys' fees and expenses (collectively "Damages"), suffered by Buyer by reason of:
(a)	Any breach of a representation or warranty made by Seller pursuant to this Agreement;
(b)	Any failure by Seller or Sweasy to perform or fulfill any of its covenants or agreements set forth in this Agreement;
(c)
All liabilities and obligations of every nature in any way related to the Assets and the Business arising out of or based upon events or operative facts occurring during the period prior to the Closing Date, whether known or unknown, absolute or contingent, including but not limited to all federal, state and local taxes and assessments of every kind, and any indebtedness of the Seller of any kind;

(d)	The Excluded Assets or the Retained Liabilities;
(e)	Items set forth on Schedule 7.2(e); and
(f)
any fraud or intentional misrepresentation (or allegations thereof in connection with a claim asserted by a third party) of Seller or Sweasy in connection with this Agreement, any agreement, document or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

7.3            Indemnification by Sweasy.  Sweasy shall indemnify and holder Buyer harmless from and against any and all Damages suffered by Buyer by reason of:
(a)	Any breach of a representation or warranty made by Seller pursuant to Sections 4.1, 4.2, 4.3, and 4.6.
(b)
Any fraud or intentionally misrepresentation of Seller or Sweasy in connection with this Agreement, or any agreement, document, or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

7.4            Indemnification by Buyer.    Buyer shall indemnify and hold Seller harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including without limitation liabilities for reasonable attorney's fees and disbursements, suffered by Seller by reason of:

(a)	Any breach of a representation or warranty made by Buyer pursuant to this Agreement;
(b)	Any failure by Buyer to perform or fulfill any of its covenants or agreements set forth in this Agreement;
(c)
Any failure by Buyer to pay or discharge subsequent to the Closing Date any Assumed Liabilities and all liabilities and obligations of every nature related to the Assets and the Business arising out of or based upon events or operative facts occurring after the Closing Date, whether known or unknown, absolute or contingent, including but not limited to all federal, state and local taxes or assessments of every kind; and

(d)
any fraud or intentional misrepresentation (or allegations thereof in connection with a claim asserted by a third party) of Buyer in connection with this Agreement, any agreement, document or instrument delivered in connection herewith, or any of the transactions contemplated hereby.

7.5            Limits on Indemnification.  Notwithstanding Section 7.2, the Seller shall have no liability under Section 7.2(a) to indemnify Buyer for any Damages suffered unless and until the aggregate amount of all such Damages exceeds $50,000 (the "Basket"), in which event the Buyer shall be entitled to indemnification for the amount of Damages in excess of the Basket.  Notwithstanding Section 7.2, the aggregate amount of Damages that Seller shall be liable for under Section 7.2(a) shall not exceed $687,500 (the "Seller Cap").  Notwithstanding Section 7.3, the aggregate amount of Damages that Sweasy shall be liable for under Section 7.3 shall not exceed the Purchase Price (the "Sweasy Cap").  Any Damages arising out of fraud or intentional misrepresentations of Seller shall not be subject to the limitations of the Basket, the Seller Cap, or the Sweasy Cap.
7.6            Procedures.  The procedure for indemnification shall be as follows:
(a)
The party claiming indemnification (the "Claimant") shall give reasonably prompt notice to the party from whom indemnification is claimed (the "Indemnifying Party") of any demand, suit, claim or assertion of liability ("Claim"), whether between the parties or brought by a third party, specifying: (i) the factual basis for such Claim and (ii) the amount of the Claim.  If the Claim relates to an action, suit or proceeding filed by a third party against Claimant, such notice shall be given by Claimant within ten days after written notice of such action, suit or proceeding is received by Claimant.

(b)
Following receipt of notice from the Claimant of a Claim, the Indemnifying Party shall have twenty days (or such shorter period of time as may be required to respond to the subject litigation or proceeding) to make such investigation of the Claim as the Indemnifying Party deems necessary or desirable.  For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party or its authorized representative(s) the information relied upon by the Claimant to substantiate the Claim.  If the Claimant and the Indemnifying Party agree at or prior to the expiration of said twenty day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Claimant the full amount of the Claim.  If the Claimant and the Indemnifying Party do not agree within said period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate legal remedy.

(c)
With respect to any Claim by a third party as to which the Claimant is entitled to indemnification hereunder, the Indemnifying Party shall have the right at its own expense, to participate in or assume control of the defense of such Claim, and the Claimant shall cooperate fully with the Indemnifying Party.  If the Indemnifying Party elects to assume control of the defense of any third-party Claim, the Claimant shall have the right to participate in the defense of such Claim and retain separate co-counsel at the Claimant's reasonable expense; provided that if requested to participate at Indemnifying Party's request or if the Claimant reasonably believes (based upon an opinion of counsel) that a conflict of interest exists between Claimant and the Indemnifying Party, then the Claimant will be reimbursed for reasonable expenses of counsel.  The Indemnifying Party will select counsel reasonably satisfactory to the Claimant.  The Indemnifying Party will not consent to an entry of judgment or settlement without release of liability and, with respect to nonmonetary terms, without the Claimant's consent (not to be unreasonably withheld or delayed).

(d)	If a Claim, whether between the parties or by a third party, requires immediate action, the parties will make every effort to reach a decision with respect thereto as expeditiously as possible.
(e)
If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third party Claim, it shall be bound by the results obtained by the Claimant with respect to such Claim.

7.7            Specific Performance.  The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced. Therefore, the rights and obligations of the parties under this Agreement including but not limited to, their respective rights and obligations to sell and purchase the Assets, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.
ARTICLE 8
 MISCELLANEOUS PROVISIONS
8.1            Notices.    All notices and other communications under this Agreement shall be in writing and deemed duly given, if delivered: (a) personally by hand or by a nationally recognized overnight courier service, when delivered at the address specified in this Section; (b) by United States certified or registered first class mail when delivered at the address specified in this Section, on the date appearing on the return receipt therefor; (c) by facsimile transmission, when such facsimile transmission is transmitted to the facsimile transmission number specified in this Section; or (d) by electronic mail when such electronic mail is transmitted to the electronic mail address specified in this Section.  In the event that a party is unable to deliver a notice or other communication due to the inaccuracy of the address, electronic mail address or facsimile transmission number provided by the other party pursuant to this Section, or the other party's failure to notify the party of a change of its address, electronic mail address or facsimile transmission number as specified pursuant to this Section, such notice or other communication shall be deemed to be effective upon confirmation by a nationally recognized overnight courier service of its failure to complete delivery to the other party's address as set forth in this Section (or other address duly given to the party by the other party in accordance with this Section).

8.2            Addresses, electronic mail addresses, and facsimile transmission numbers (unless and until written notice is given of any other address, electronic mail address or facsimile transmission number) for purposes of this Section are set forth below:
(a)	If to Buyer, to:
Link Media Holdings, LLC
Attention Sean A. Cash
8918 W 21st Street North
Suite 200-117
Wichita, Kansas 67205
316-680-4846
sean@linkmediaoutdoor.com

- with a copy to –

Koley Jessen, P.C., L.L.O.
Attention: Daniel M. McMahon
1125 S. 103rd Street, Suite 800
Omaha, Nebraska 68124
402-390-9500
dan.mcmahon@koleyjessen.com

(b)	If to Seller, to:
J. Claire Adventures, Inc. (f/k/a Jag, Inc.)
Attention:  Jane Sweasy
2764 E. Carrera Ct.
Green Bay, Wisconsin 54311
920-621-3567

- with a copy to -
Epiphany Law, LLC
Attention:  Kathryn M. Blom
4211 N. Lightning Drive
Appleton, WI 54913
920-996-0000
kblom@epiphanylaw.com]

8.3            Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and not by choice of law principles or the laws of any other state.

8.4            Dispute Resolution.  Any disputed matter between the parties or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration.  Such arbitration shall be conducted by the American Arbitration Association ("AAA") in Omaha, Nebraska, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration ("Demand"), except to the extent that such rules are inconsistent with the provisions set forth herein.  The arbitration shall be conducted by a single arbitrator (the "Arbitrator") to be mutually selected by, and agreeable to, Buyer and Seller.  If Buyer and Seller are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA.  In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration.  Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision.  The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction.   Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party' s case.  The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by Buyer and Seller.  Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys' fees to the prevailing party as determined by the Arbitrator.
8.5            Public Announcements.    No public announcement or press release concerning the transaction contemplated by this Agreement shall be made by either party unless agreed to in writing by the other party.  Notwithstanding the foregoing, following Closing, Buyer may make a public announcement or press release concerning the transaction contemplated by this Agreement, which is subject to prior review by Seller, and further provided that such public announcement will not disclose the Purchase Price unless required by law or as required under full and fair disclosure practices for public companies.
8.6            Third Party Rights.    Nothing in this Agreement, whether express or implied, is intended to confer any benefit, right or remedy under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns, and any other Persons to be indemnified pursuant to Sections 7.2 or 7.3, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any other Person to any party, nor shall any provision give any other Person any right of subrogation or action over or against any party.
8.7            Entire Agreement and Amendments.    This Agreement, including the Schedules and Exhibits hereto and the documents delivered pursuant hereto, embodies the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties, including any prior confidentiality agreement between Buyer and Seller with respect to the subject matter of this Agreement.  Thais Agreement may not be amended except in writing, signed by both parties.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.  No waiver shall be binding unless executed in writing by the party making the waiver.
8.8            Expenses.  Whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.
8.9            Severability.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.
8.10            Counterparts.    This Agreement (or the signature pages hereof) may be executed in any number of counterparts; all such counterparts shall be deemed to constitute one and the same instrument; and each of said counterparts shall be deemed an original hereof.  The parties may execute this Agreement and all other agreements, certificates, instruments and other documents contemplated by this Agreement and exchange on the Closing Date counterparts of such documents by means of facsimile or electronic mail transmission and the parties agree that the receipt of such executed counterparts shall be binding on such parties and shall be construed as originals.
[Signature Page to Follow]

Seller, Sweasy and Buyer have caused this Asset Purchase Agreement to be signed as of the date first above written.

BUYER:
Link Media Wisconsin, LLC

By: /s/ Sean A. Cash
Name: Sean A. Cash
Title: President

SELLER:
Jag, Inc.

By: /s/ Jane Sweasy
Name: Jane Sweasy
Title: President

SWEASY:

/s/ Jane Sweasy
Jane Sweasy